Exhibit 99.1

BW LPG Limited – Increase in Shareholding by CEO and Sale of Shares by Primary Insiders

Singapore, 9 March 2026

On 5 March to 6 March 2026, certain primary insiders sold their shares in BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP) in the market.

Please find more details as described below and in the attached forms.

Kristian Sorensen, Chief Executive Officer
Number of shares received from options exercised on 4 March 2026: 220,647
Number of shares sold on 5 March to 6 March 2026: 207,647
Average price sold at: NOK 167.2492 per share
The number of shares held increased from 7,000 to 20,000.

Prodyut Banerjee, Chief Operations Officer
Number of shares received from options exercised on 4 March 2026: 50,812
Number of shares sold on 5 March to 6 March 2026: 50,812
Average price sold at: NOK 167.2492 per share
Number of shares held after the sale: 0

Knut-Helge Knutsen, Chief Technical Officer
Number of shares received from options exercised on 4 March 2026: 50,812
Number of shares sold on 5 March to 6 March 2026: 50,812
Average price sold at: NOK 167.2492 per share
Number of shares held after the sale: 0

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act and article 19 of the EU Market Abuse Regulation.